

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Mary L. Dotz
Chief Financial Officer
ADPT Corporation
691 South Milpitas Blvd.
Milpitas, CA 95035

>   **Re: ADPT Corporation**
>   **Form 10-K for the Fiscal Year Ended March 31, 2010**
>   **File No. 000-15071**

Dear Ms. Dotz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief